Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Covanta Holding Corporation for the registration of common stock, preferred stock, warrants, debt securities, subscription rights, purchase contracts, purchase units and depository shares and to the incorporation by reference therein of our reports dated February 25, 2020, with respect to the consolidated financial statements of Covanta Holding Corporation and the effectiveness of internal control over financial reporting of Covanta Holding Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Iselin, New Jersey
September 18, 2020